November 1, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director
John L. Krug, Senior Counsel

Re:	American HealthChoice, Inc.
Registration Statement on Form SB-2,
Filed October 5, 2006 (File No. 333-137830)

Ladies and Gentlemen:

On behalf of American HealthChoice, Inc. (the "Company"), please accept this letter as the Company’s response comments of the reviewing Staff, as set forth in the comment letter of October 18, 2006.

1. In response to the Staff’s comment, the Company and the selling stockholders have reduced the number of shares being registered to an aggregate of 30,000,000 shares, representing 21.1% of the Company’s outstanding shares, assuming the sale of all 30,000,000 shares. It should be noted that although we intend to register the 30,000,000 shares for resale, there is no assurance that any of such shares will actually be issued or resold into the market.

Based upon the number of shares the Company intends to include for resale in the registration statement, and the manner in which such shares will be issued and resold, we do not believe that the transaction being registered is an indirect public offering, either due to the nature or size of the transaction for the following reasons:

Transaction is a Sale of Secured Notes

The primary transaction between the Company and the selling stockholder, a single fund, was the sale of a convertible note and warrant in a transaction that satisfies the requirements of Regulation D under the Securities Act of 1933, as amended. The Company is obligated to repay the notes in cash. Although the selling stockholder generally has a right to convert the notes into shares of common stock under certain circumstances, the Company may also repay the notes in cash. Accordingly, although it is likely that some or all of the notes will be repaid through the conversion to common stock, there is no assurance that any common stock will be issued to and resold by the selling stockholders. If all of the registered shares are in fact sold, the selling shareholders only recourse for the balance of the money due would be a cash payment by the Company. Further, it is important to note that the investors bear a substantial amount of risk, which risk includes the fact any ultimate proposed resale of the shares of common stock remains subject to numerous factors including, but not limited to, the amount of time for which their investment is at risk (which will depend, in part, upon the Company’s ability to have a registration statement declared effective by the Commission), and the ability to resell the securities (which will depend, in part, upon the market for the Company’s shares should the notes be repaid, in whole or in part, through the conversion to common stock).

Securities and Exchange Commission
November 1, 2006
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Selling Shareholders are not Affiliates

It should be noted that the selling stockholders are not affiliates of the Company, in that:

•	they have no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights;
•	they do not have any greater access than other shareholders to information about the Company, its operations or financial results; and
•
they are contractually restricted from owning more than 9.99% of the Company’s outstanding common stock, and such restriction may not be waived by the investor. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, “The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the matter at hand does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable.

Conclusion

In light of the foregoing, we do not believe there is any indicia of affiliation between the Company and the selling stockholders, nor is there is any basis under which the selling shareholders in the subject offering can be considered an alter ego of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant.

For the reasons set forth above, we believe the subject offering constitutes a secondary offering to be made on a resale basis by bona fide selling stockholders, who bear the full economic burden of their investment.

2.
Although the prior registration statement sought to register 85 million shares of common stock, the financing agreement was subsequently amended. The Debenture has been reduced from $1,000,000 to $475,000, which will result in the issuance of approximately 30,000,000 shares of common stock at current prices.

3.
The registration statement will be revised to clarify that the subject statement was a reference to funding under the current debenture. The investor has not made any determination with regard to funding or not funding additional amounts in the future.

Securities and Exchange Commission
November 1, 2006
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Very truly yours,

/s/ THOMAS A. ROSE
Thomas A. Rose